Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs. We have calculated the ratio of earnings to fixed charges by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges.

RATIO OF EARNINGS TO FIXED CHARGES	Year Ended December 31,
	2002	2003	2004	2005	2006
(Loss) income from continuing operations	$(2,561)	$27,770	$13,371	$37,355	$56,042
Interest expense	34,381	23,388	44,008	34,771	47,611
Income before fixed charges	$31,820	$51,158	$57,379	$72,126	$103,653

Interest expense	$34,381	$23,388	$44,008	$34,771	$47,611
Total fixed charges	$34,381	$23,388	$44,008	34,771	$47,611
Earnings / fixed charge coverage ratio	*	2.2x	1.3x	2.1x	2.2x

* Our earnings were insufficient to cover fixed charges by $2,561 in 2002. In addition, our ratio of earnings to fixed charges has been revised to reflect the impact of the implementation of the Statement of Accounting Standard No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets.